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                                                             OMB APPROVAL
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           (AMENDMENT NO. __________)*

                      INTERNAP NETWORK SERVICES CORPORATION
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                    45885A102
                                 (CUSIP Number)


                                December 31, 1999
                         -------------------------------
             (Date of Event Which Requires Filing of this Statement)


    Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

       [ ]  Rule 13d-1(b)

       [ ]  Rule 13d-1(c)

       [X]  Rule 13d-1(d)


    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



        POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

--------------------------------------------------------------------------------
CUSIP NO. 45885A102                   13G                  PAGE 2 OF       PAGES
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Paul G. Allen
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [ ]
                                                                  (b) [ ]

--------------------------------------------------------------------------------
  3     SEC USE ONLY


--------------------------------------------------------------------------------
  4     CITIZENSHIP OR PLACE OF ORGANIZATION


        United States of America
--------------------------------------------------------------------------------
                        5    SOLE VOTING POWER

                                            -0-
      NUMBER OF        ---------------------------------------------------------
       SHARES           6    SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                       4,736,071 shares (1)
        EACH           ---------------------------------------------------------
      REPORTING         7    SOLE DISPOSITIVE POWER
       PERSON
        WITH                                -0-
                       ---------------------------------------------------------
                        8    SHARED DISPOSITIVE POWER

                                     4,736,071 shares (1)
--------------------------------------------------------------------------------
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                4,736,071 shares (1)
--------------------------------------------------------------------------------
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


                 7.2%
--------------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON*


        IN
--------------------------------------------------------------------------------

(1) Directly owned by Vulcan Ventures Incorporated. Paul G. Allen is the sole shareholder of Vulcan Ventures Incorporated and may be deemed to have shared voting and dispositive power with respect to such shares.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP NO. 45885A102                   13G                  PAGE 3 OF       PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Vulcan Ventures Incorporated              IRS ID NO. 91-1374788
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [ ]
                                                                  (b) [ ]

--------------------------------------------------------------------------------
  3     SEC USE ONLY


--------------------------------------------------------------------------------
  4     CITIZENSHIP OR PLACE OF ORGANIZATION


        State of Washington
--------------------------------------------------------------------------------
                        5    SOLE VOTING POWER

                                            -0-
      NUMBER OF        ---------------------------------------------------------
       SHARES           6    SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                       4,736,071 shares
        EACH           ---------------------------------------------------------
      REPORTING         7    SOLE DISPOSITIVE POWER
       PERSON
        WITH                                -0-
                       ---------------------------------------------------------
                        8    SHARED DISPOSITIVE POWER

                                     4,736,071 shares (1)
--------------------------------------------------------------------------------
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                4,736,071 shares (1)
--------------------------------------------------------------------------------
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


                7.2 %
--------------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON*


        CO
--------------------------------------------------------------------------------

(1) Directly owned by Vulcan Ventures Incorporated. Paul G. Allen is the sole shareholder of Vulcan Ventures Incorporated and may be deemed to have shared voting and dispositive power with respect to such shares.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1 (a).    NAME OF ISSUER:      Internap Network Services Corporation

ITEM 1 (b).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                      601 Union Street, Suite 1000
                      Seattle, Washington 98101



ITEM 2 (a).    NAME OF PERSON FILING:       Paul G. Allen and Vulcan Ventures
                                            Incorporated

ITEM 2 (b).    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                      110 - 110th Avenue N.E.
                      Bellevue, Washington  98004


ITEM 2 (c).    CITIZENSHIP:  Paul G. Allen is a citizen of the United States of
America. Vulcan Ventures Incorporated is a corporation organized under the laws of the State of Washington.

ITEM 2 (d).    TITLE OF CLASS OF SECURITIES:       Common Stock, no par value

ITEM 2 (e).    CUSIP NUMBER: 45885A102

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A: Not applicable.

        (a)    [ ]    Broker or dealer registered under Section 15 of the
                      Exchange Act;

        (b)    [ ]    Bank as defined in Section 3(a)(6) of the Exchange Act;

        (c)    [ ]    Insurance company as defined in Section 3(a)(19) of the
                      Exchange Act;

        (d)    [ ]    Investment company registered under Section 8 of the
                      Investment Company Act;

        (e)    [ ]    An investment adviser in accordance with Rule
                      13d-1(b)(1)(ii)(E);

        (f)    [ ]    An employee benefit plan or endowment fund in accordance
                      with Rule 13d-1(b)(1)(ii)(F);

        (g)    [ ]    A parent holding company or control person in accordance
                      with Rule 13d-1(b)(1)(ii)(G);

        (h)    [ ]    A savings association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act;

        (i)    [ ]    A church plan that is excluded from the definition of an
                      investment company under Section 3(c)(14) of the Investment Company Act;

        (j)    [ ]    Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box.      [ ]

ITEM 4.        OWNERSHIP

        (a)    Amount Beneficially Owned:          4,736,071 shares (1)

        (b)    Percent of Class:            7.2 % (1)(2)

        (c)    Number of Shares as to which Such Person has:

               (i)    sole power to vote or to direct the vote    -0-

               (ii)   shared power to vote or to direct the vote  4,736,071
                                                                 shares (1)

               (iii)  sole power to dispose or to direct the disposition of -0-

               (iv) shared power to dispose or to direct the disposition of 4,736,071 shares (1)

        ----------------

         (1) All shares beneficially owned by Paul G. Allen are held indirectly through Vulcan Ventures Incorporated, a company owned 100% by Mr. Allen.

         (2) Based upon 65,792,882 shares of Common Stock issued and outstanding as of November 1, 1999, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended September, 30 1999.


ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS Not applicable.

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

               Not applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

               Not applicable.


ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

               Not applicable.


ITEM 9.        NOTICE OF DISSOLUTION OF GROUP

               Not applicable.


ITEM 10.       CERTIFICATION

               Not applicable.

                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        VULCAN VENTURES INCORPORATED



        February 11, 2000               By:    /s/ William D.Savoy
                                           -------------------------------------
                                            William D. Savoy, Vice President


        February 11, 2000                                    *
                                        ----------------------------------------
                                        Paul G. Allen


                                        *By:   /s/ William D. Savoy
                                            ------------------------------------
                                         William D. Savoy as Attorney-in Fact
                                         for Paul G. Allen pursuant to a Power
                                         of Attorney filed on August 30, 1999,
                                         with the Schedule 13G of Vulcan
                                         Ventures Incorporated and Paul G. Allen
                                         for Pathogenesis, Inc. and incorporated
                                         herein by reference.

                                  EXHIBIT INDEX


        EXHIBIT       DESCRIPTION
        -------       -----------
          99.1        Joint Filing Agreement

          99.2        Power of Attorney filed on August 30, 1999, with the
                      Schedule 13G of Vulcan Ventures Incorporated and Paul G.
                      Allen for Pathogenesis, Inc. (Incorporated herein by reference.)



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